UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SCA DEVELOPMENT, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

569 Brookwood Village, Suite 901
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Byrd   205-545-2734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRAFTCPAs PLLC
(Name – _if individual, state last, first, middle name_)

555 Great Circle Rd.	Nashville	TN	37228
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Lisa Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCA DEVELOPMENT, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REGINA G. BIDDINGS
My Commission Expires
January 11, 2021

STATE OF NOTARY PUBLIC ALABAMA

Lisa Byrd
Signature

President
Title

Regina G. Biddings
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Member's Equity
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCA DEVELOPMENT, LLC

(A wholly owned subsidiary of SC Affiliates, LLC)

SEC ID NO. 8-46677

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Year Ended December 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
SCA Development, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Birmingham, Alabama

OPINION ON THE FINANCIAL STATEMENTS

We have audited the accompanying statement of financial condition of SCA Development, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

BASIS FOR OPINION

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KraftCPAs PLLC • Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • phone: 615-242-7351 • fax: 615-782-4271 • kraftcpas.com

SUPPLEMENTAL INFORMATION

The supplementary information contained on pages 14 through 16 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of SCA Development, LLC's financial statements. The Supplemental Information is the responsibility of SCA Development, LLC's management. Our audit procedures included determining whether Supplemental Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information on pages 14 through 16 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KraftCPAs PLLC

We have served as the Company's auditor since 2016.

Nashville, Tennessee
February 26, 2019

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS		
Cash	$	943,704
Prepaid expenses		16,391
Receivable from SC Affiliates, LLC		48,500
Total Assets	**$**	**1,008,595**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Payable to SC Affiliates, LLC	$	43,176
Commitments and contingencies (See Note 5 and 6)		
Member's equity		965,419
Total liabilities and member's equity	**$**	**1,008,595**

The accompanying notes are an integral part of these financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF OPERATIONS

Year Ended December 31, 2018

REVENUES		
Commissions	$	545,500
Interest income		854
Total revenues		546,354
EXPENSES		
Salaries and benefits		129,254
Professional fees		26,515
Membership and filing fees		15,937
Insurance		22,062
Rent		23,796
Other operating expenses		33,780
Total expenses		251,344
Net profit	$	295,010

The accompanying notes are an integral part of these financial statements.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2018

MEMBER'S EQUITY

Beginning of year	$	670,409
Net profit		295,010
End of year	$	**965,419**

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2018

Balance- January 1, 2018	$	-
Borrowings		-
Repayments		-
Balance- December 31, 2018	$	-

Cash Flows from Operating Activities

Net profit	$	295,010
Adjustments to reconcile net profit to net cash provided by operating activities		
Changes in assets and liabilities:		
Prepaid expenses		(791)
Net change in receivable from and payable to SC Affiliates, LLC		(53,987)
Net cash provided by operating activities		240,232
Net increase in cash		240,232

Cash

Beginning of year		703,472
End of year	$	**943,704**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Nature of Business

On December 31, 2008, SCA Development, LLC (Company) was formed by its sole member, SC Affiliates, LLC (SCA). The Company was formed to sell direct participation programs, primarily limited partnership interests in outpatient health care facilities located throughout the United States of America, to practicing physicians. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the United States Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of SCA and is included in the consolidated financial statements of SCA. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and to general practice within the brokerage industry.

Basis of Accounting

The Company reports the results of its operations and its financial condition using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates.

Risks and Uncertainties

SCA operates in a highly regulated industry and is required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- Licensure, certification, and accreditation,
- Coding and billing for services,
- Relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
- Quality of medical care,
- Use and maintenance of medical supplies and equipment,
- Maintenance and security of medical records,
- Acquisition and dispensing of pharmaceuticals and controlled substances, and
- Disposals of medical hazardous waste.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Many of these laws and regulations are expansive, and SCA does not have the benefit of significant regulatory or judicial interpretation of them. In the future, different interpretations or enforcements of these laws and regulations could subject SCA's current or past practices to allegations of impropriety or illegality or could require SCA to make changes in its investment structure, facilities, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If SCA is deemed to have failed to comply with applicable laws and regulations, it could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of its licenses to operate on or more of its facilities, and (3) exclusion of suspension of one or more of its facilities from participation in the Medicare, Medicaid, and other federal and state health care programs.

Given the nature of SCA's business, they are subject from time to time to various lawsuits which, depending on their outcome, may have a negative effect on SCA and, in turn, the Company.

All commissions earned for the year ended December 31, 2018 were derived from transactions with SCA.

Revenue Recognition

Revenues, which consist of commissions from the sale of limited partnership units sold by the Company, are recognized at the transaction closing date as long as there are no contingencies related to the sale. When contingencies are present, recognition of commissions are postponed until all such contingencies have been removed from the sales transaction.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2018.

Expense Sharing Agreement

The Company is part of an expense sharing agreement with SCA such that certain general and administrative expenses are allocated to the Company primarily based on the proportion of space occupied and resources utilized. All appropriate allocations have been made as of December 31, 2018 and are included in the accompanying statement of operations.

Salaries and Benefits

The Company does not have any full-time employees. Salaries and benefits for SCA employees working on Company business are allocated to the Company in accordance with the expense sharing agreement.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

As a single member limited liability company, the Company is not a tax paying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements.

The Company's results of operations for the year ended December 31, 2018, are included in SCA's consolidated federal income tax return. For state income tax purposes, the Company's results of operations are included in SCA's state income tax returns. The Company does not have a formal tax sharing agreement in place with SCA for 2018.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by United States federal, state or local authorities for years before 2015.

Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 26, 2019, which represents the date the financial statements were available for issuance.

Recent Accounting Pronouncements

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-15-Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends the treatment of specific cash flows issues. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-18 to have a material impact on the Company's results of operations or financial condition.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash in a bank account at a high credit quality financial institution. Throughout the year ended December 31, 2018, the Company had cash on deposit with the financial institution in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3 – DISTRIBUTION TO PARENT COMPANY

During the year ended December 31, 2018, the Company did not pay a non-cash distribution.

NOTE 4 – DEFINED CONTRIBUTION PLAN

SCA has a profit sharing plan that covers substantially all full-time employees. Contributions to the plan are made at the sole discretion of management. During the year ended December 31, 2018, an allocation of $3,113 related to these contributions to the plan was charged to operations.

NOTE 5 – RELATED PARTY TRANSACTIONS

Due to the nature of the Company's business, all of its transactions are with related parties. The related parties consist of various SCA outpatient health care facilities, which buy and sell limited Company interests during the year. All commissions are derived from transactions with these facilities. Additionally, SCA pays all of the Company's expenses and is reimbursed by the Company. Total expenses allocated to the Company from SCA were approximately $166,000 for the year ended December 31, 2018. The gross amounts due from and to these related parties from the Company at December 31, 2018, are shown on the statement of financial condition under the captions *Receivable from SC Affiliates, LLC* and *Payable to SC Affiliates, LLC*.

NOTE 6 – CONTINGENCIES

SCA operates in a highly regulated and litigious industry. As a result, various lawsuits, claims, and legal and regulatory proceedings, some of which could directly affect the Company, can be expected to be instituted or asserted against SCA. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect the Company's results of operations and financial position in a given period.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $900,528 which was $895,528 in excess of its required net capital which is the greater of $5,000 or 6-2/3 percent of its aggregate indebtedness. The Company's net capital ratio was .05 to 1.

NOTE 8 – ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company, and will be mailed upon written request pursuant to SEC Rule 17a-5.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

Computation of net capital

Total member's equity qualified for net capital	$	965,419
Deductions for non-allowable assets:		
Prepaid expenses		16,391
Receivable from SC Affiliates, LLC		48,500
Total deductions and/or charges		64,891
Net capital	$	900,528
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3 % of aggregate indebtedness)	$	2,878
Minimum dollar net capital requirement	$	5,000
Minimum net capital required	$	5,000
Excess net capital	$	895,528
Net capital less greater of (net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital)	$	894,528
Total aggregate indebtedness	$	43,176
Ratio of aggregate indebtedness to net capital		0.5 to 1

13

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

SCA Development, LLC (a wholly owned subsidiary of SC Affiliates, LLC) (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(i) thereof.

SCA DEVELOPMENT, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)

SCHEDULE III - RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital-			
Total member's equity from statement of financial condition	$ 965,419	965,419	$ -
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Receivable from SC Affliates, LLC	16,391	16,391	-
Prepaid expenses	48,500	48,500	-
Total deductions and/or charges	64,891	64,891	-
Net capital	900,528	900,528	-
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 895,528	$ 895,528	$ -
Total aggregate indebtedness	$ 43,176	$ 43,176	$ -
Ratio of aggregate indebtedness to net capital	0.5 to 1	0.5 to 1	

SCA Development, LLC
(a wholly owned subsidiary of SC Affiliates, LLC)

Report of Independent Registered Public Accounting Firm

On the SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Member
SCA Development, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Birmingham, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by SCA Development, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the Total Revenue reported on the annual audited Form X-17A-5 Part III for the year ended December 31, 2018, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
February 26, 2019

KraftCPAs PLLC • Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • phone: 615-242-7351 • fax: 615-782-4271 • kraftcpas.com



SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SCA Development, LLC
Attn: Lisa M. Byrd
569 Brookwood Vlg, Ste 901
Birmingham, AL 35209-4513

46677 FINRA DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lisa M. Byrd (205) 545-2734

2. A. General Assessment (item 2e from page 2) $819.53

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

07/27/2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SCA Development, LLC
(Name of Corporation, Partnership or other organization)

Lisa Byrd
(Authorized Signature)

Dated the 26th day of February, 2019.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018 _____

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 546,354

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 546,354

2e. General Assessment @ .0015 Rate effective 1/1/2017 $ 819.53

(to page 1, line 2.A.)

18

SCA Development, LLC
(a wholly owned subsidiary of SC Affiliates, LLC)

Broker-Dealer Annual Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
SCA Development, LLC
(A wholly owned subsidiary of SC Affiliates, LLC)
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which *(a)* SCA Development, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which SCA Development, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and *(b)* SCA Development, LLC stated that SCA Development, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. SCA Development, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SCA Development, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

KraftCPAs PLLC

Nashville, Tennessee
February 26, 2019

SCA DEVELOPMENT, LLC
569 Brookwood Village, Suite 901
Birmingham, AL 35209

THE EXEMPTION REPORT

We as members of management of SCA Development, LLC, (the company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and

(2) We met the identified exemption provisions throughout the most recent fiscal year 2018 without exception.

I, Lisa Byrd, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____

Lisa Byrd
President and Principal, SCA Development, LLC

February 26, 2019